UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934

PMFG, Inc.
(Name of Issuer)

Common Stock par value $0.01 per share
(Title of Class Securities)

69345P103 (CUSIP Number)

Cannell Capital LLC
P.O. Box 3459
150 East Hansen Avenue
Jackson, WY 83001-3459

(307) 733-2284

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 20, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.


CUSIP No. 69345P103

1.	Name of Reporting Persons.

	Cannell Capital LLC

   	I.R.S. Identification Nos. of above persons (entities only).

	94-3366999

2. 	Check the Appropriate Box if a Member of a Group (See Instructions)

  	(a)
	(b)

3.	SEC Use Only

4. 	Source of Funds (See Instructions) WC/OO

5. 	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
        2(d) or 2(e)

6. 	Citizenship or Place of Organization     USA

7.	Sole Voting Power        1,115,294

8.	Shared Voting Power      0

9.	Sole Dispositive Power   1,115,294

10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person    1,115,294

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)       5.28%*

14.	Type of Reporting Person (See Instructions)

IA

* Based on information set forth on the Form 10-Q of PMFG, Inc., Inc. (the "Company") as filed with the Securities and Exchange Commission on May 9, 2014, there were 21,094,530 shares of Common Stock par value $0.01 per share (the "Shares"), of the Company issued and outstanding as of May 1, 2014.

As of May 20, 2014 (the "Reporting Date"), the Tristan Partners, L.P. ("Tristan"), the Tristan Offshore Fund Ltd. ("Tristan Offshore"), and sundry separately managed accounts, over which Cannell Capital LLC enjoys investment discretion (("Cannell SMAs") and collectively with Tristan and Tristan Offshore, the "Investment Vehicles"), held in the aggregate 1,115,294 shares.

Cannell Capital LLC acts as the investment adviser to the Investment Vehicles. The Reporting Person possesses the sole power to vote and to direct the disposition of the Shares held by the Investment Vehicles.


Item 1.  Security and Issuer

The title of the class of equity securities to which this Schedule 13D relates is the Common Stock par value $0.01 per share (the "Shares"), of PMFG, Inc. (the "Company"), a Delaware corporation. The address of the principal executive offices of the Company is 14651 North Dallas Parkway, Suite 500, Dallas, Texas 75254.

Item 2.  Identity and Background

a) The name of the Reporting Person is Cannell Capital LLC (the "Reporting Person").

The Reporting Person is an investment adviser to various separately managed accounts ("Cannell SMAs") and the following entities (each an "Investment Vehicle" and collectively with the Cannell SMAs, the "Investment Vehicles"):

     Tristan Partners, L.P.
     Tristan Offshore Fund, Ltd.

Set forth in the attached Annex "A" and incorporated herein by reference is a listing of the directors, general partners, managing members and controlling persons of the Reporting Person and the Investment Vehicles (collectively, the "Covered Persons"), and sets forth the principal occupation, citizenship and principal place of business of each Covered Person.

b) The principal business address of the Reporting Person is:

   P.O. Box 3459
   150 East Hansen Avenue
   Jackson, WY 83001-3459.

c) The principal business of the Reporting Person is the performance of investment management and advisory services. The principal business of the Investment Vehicles is investment in securities.

d) Neither the Reporting Person, nor to the best of its knowledge, any of the Covered Persons, has, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e) Neither the Reporting Person, nor to the best of its knowledge, any Covered Person, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

f) The place of organization of the Reporting Person is as follows:

The citizenship of each Covered Person is set forth on the attached Annex A and incorporated herein by reference.

Cannell Capital LLC is a Wyoming limited liability company.

Item 3.  Source and Amount of Funds or Other Consideration

The securities to which this statement relates were acquired by the Reporting Person using the working capital of each Investment Vehicle as follows:

   Tristan Partners, L.P.:   $4,538,711.69
   Tristan Offshore Fund, Ltd.:   $2,204,366.44
   Cannell Separately Managed Accounts:   $428,077.06

  The Investment Vehicles have invested an aggregate amount of approximately
   $7,171,155.19 in the Shares.

Item 4.  Purpose of Transaction

Cannell Capital LLC, on behalf of the Investment Vehicles, identified the Company as an entity satisfying each Investment Vehicle's investment criteria. The Investment Vehicles acquired and continue to hold the Shares as a long-term investment.

Cannell Capital LLC reserves the right to discuss various views and opinions with respect to the Company and its business plans with the Company or the members of its senior management. The discussion of such views and opinions may extend from ordinary day-to-day business operations to matters such as nominees for representation on the Company's board of directors, senior management decisions and extraordinary business transactions. Cannell Capital LLC reserves the right to take such action as he may deem necessary from time to time to seek to maximize the value of the Shares. Such actions may include, but may not necessarily be limited to, pursuit of strategic initiatives to enhance shareholder value.

Cannell Capital LLC is in discussions to form a bespoke group with other shareholders of the Company. Should these plans lead to the formation of a "group" with other individuals or entities as defined in Section 13D, Cannell Capital LLC will file the requisite amendment to this Schedule 13D filing.

In addition to the actions set forth above, Cannell Capital LLC may engage in any of the actions specified in Items 4(a) through 4(j) to the Schedule
13D general instructions.

Except as set forth above, Cannell Capital LLC has no present plans or proposals that relate to or would result in any of the transactions described in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

Based on information set forth in the Company's Form 10-Q as filed with the Securities and Exchange Commission on May 9, 2014, there were 21,094,530 Shares issued and outstanding as of May 1, 2014

As of May 20, 2014 (the "Reporting Date"), the Investment Vehicles owned 1,115,294 Shares of the Company. Cannell Capital LLC acts as an investment advisor to Tristan Offshore and the Cannell SMAs, and is the general partner of and investment adviser to Tristan.

(a) As of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Cannell Capital LLC may be deemed to beneficially own 1,115,294 Shares, or approximately 5.28% of the Shares deemed issued and outstanding as of the Reporting Date.

(b) Cannell Capital LLC possesses the sole power to vote and to direct the disposition of the securities held by the Investment Vehicles.

(c) The following table details the transactions during the sixty days on or prior to the Reporting Date in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Cannell Capital LLC or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which was effected in an ordinary brokerage transaction by Cannell Capital LLC on behalf of the Investment Vehicles).

(Purchases)
Date       Entity             	   Quantity   Price
3/24/2014  TRISTAN OFFSHORE FUND   3,331      6.93
3/24/2014  TRISTAN PARTNERS, L.P.  5,080      6.93
4/28/2014  TRISTAN OFFSHORE FUND   2,308      5.21
4/28/2014  TRISTAN PARTNERS, L.P.  4,831      5.21
4/29/2014  TRISTAN OFFSHORE FUND   12,932     5.22
4/29/2014  TRISTAN OFFSHORE FUND   2,004      5.29
4/29/2014  TRISTAN PARTNERS, L.P.  27,068     5.22
4/29/2014  TRISTAN PARTNERS, L.P.  4,196      5.29
5/1/2014   TRISTAN OFFSHORE FUND   96         5.51
5/1/2014   TRISTAN PARTNERS, L.P.  204        5.51
5/2/2014   TRISTAN OFFSHORE FUND   1,298      5.60
5/2/2014   TRISTAN PARTNERS, L.P.  2,718      5.60
5/5/2014   TRISTAN OFFSHORE FUND   1,228      5.66
5/5/2014   TRISTAN PARTNERS, L.P.  2,572      5.66
5/6/2014   TRISTAN OFFSHORE FUND   3,155      5.68
5/6/2014   TRISTAN PARTNERS, L.P.  6,604      5.68
5/7/2014   TRISTAN OFFSHORE FUND   2,085      5.65
5/7/2014   TRISTAN PARTNERS, L.P.  4,366      5.65
5/8/2014   TRISTAN OFFSHORE FUND   26,288     5.20
5/8/2014   TRISTAN OFFSHORE FUND   18         5.17
5/8/2014   TRISTAN PARTNERS, L.P.  55,012     5.20
5/8/2014   TRISTAN PARTNERS, L.P.  35         5.17
5/9/2014   TRISTAN PARTNERS, L.P.  40,000     4.45
5/12/2014  TRISTAN OFFSHORE FUND   1,157      4.62
5/12/2014  TRISTAN PARTNERS, L.P.  1,941      4.62
5/13/2014  TRISTAN OFFSHORE FUND   5,331      4.69
5/13/2014  TRISTAN PARTNERS, L.P.  8,940      4.69
5/14/2014  TRISTAN OFFSHORE FUND   13,076     4.46
5/14/2014  TRISTAN PARTNERS, L.P.  21,924     4.46
5/15/2014  TRISTAN OFFSHORE FUND   7,472      4.41
5/15/2014  TRISTAN PARTNERS, L.P.  12,528     4.41
5/16/2014  TRISTAN OFFSHORE FUND   3,619      4.29
5/16/2014  TRISTAN PARTNERS, L.P.  6,068      4.29
5/19/2014  TRISTAN OFFSHORE FUND   186        4.30
5/19/2014  TRISTAN PARTNERS, L.P.  314        4.30
5/20/2014  TRISTAN PARTNERS, L.P.  13,181     4.17
5/20/2014  TRISTAN OFFSHORE FUND   7,866      4.17

(Sales)

None.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Material to Be Filed as Exhibits

None


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 23, 2014


Cannell Capital LLC

J. Carlo Cannell, Managing Member


By:  /s/ J. Carlo Cannell

Annex "A"

MANAGERS AND GENERAL PARTNERS OF THE REPORTING PERSON AND THE INVESTMENT
VEHICLES

The following sets forth the name, principal occupation, citizenship or jurisdiction of organization and principal place of business of the directors, general partners, managing members or controlling persons of the Reporting Person and the Investment
Vehicles (the "Covered Persons") indicated below:


Cannell Capital LLC

Name:                   			Cannell Capital LLC
Title or Relationship with Reporting Person:    Self
Principal Occupation or Employment:             Investment Management
Citizenship or Jurisdiction of Organization:    Wyoming, United States
Principal Place of Business:                    (1)

J. Carlo Cannell

Name:                                           J. Carlo Cannell
Title or Relationship with Reporting Person:    Managing Member
Principal Occupation or Employment:             Investment Management
Citizenship or Jurisdiction of Organization:    Wyoming, United States
Principal Place of Business:                    (1)

Tristan Partners, L.P.

Name:                                           Cannell Capital LLC
Title or Relationship with Reporting Person:    Investment Adviser and
                                                General Partner
Principal Occupation or Employment:             Investment Management
Citizenship or Jurisdiction of Organization:    Delaware, United States
Principal Place of Business:                    (1)

Tristan Offshore Fund, Ltd.

Name:                                           Cannell Capital LLC
Title or Relationship with Reporting Person:    Investment Adviser
Principal Occupation or Employment:             Investment Management
Citizenship or Jurisdiction of Organization:    Cayman Islands
Principal Place of Business:                    (2)


(1)  The address of the principal place of business of Cannell Capital LLC,
J. Carlo Cannell, and Tristan Partners, L.P., is P.O. Box 3459,
150 East Hansen Avenue, Jackson, WY 83001, United States.

(2) The address of the principal place of business of the Tristan Offshore Fund, Ltd. is One Capital Place, 3rd Floor, GT Grand Cayman, KY1-11003, Cayman Islands.

Annex "B"

Agreement Regarding the Joint Filing of Schedule 13D

The undersigned hereby agree as follows:

1) Each of them is individually eligible to use the Schedule 13D to which this
Exhibit is attached, and such Schedule 13D is filed on behalf each of them; and

2) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.


05/23/2014
____________________________
Date



CANNELL CAPITAL LLC

/s/ J. Carlo Cannell
____________________________
Signature


J. Carlo Cannell, Managing Member
____________________________
Name/Title



/s/ J. Carlo Cannell
____________________________
Signature